Filed Pursuant to Rule 433
Registration No. 333-133007
December 2, 2008

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
and Prospectus Addendum dated December 12, 2007)



HSBC USA INC.
[●]
Equity Buffer Notes

Terms used in this free writing prospectus are described or defined in the prospectus supplement and prospectus. The notes offered will have the terms described in the prospectus supplement and prospectus. The notes are 20% principal protected, and you may lose up to 80% of your initial investment.

This free writing prospectus relates to an offering of notes. The purchaser of a note will acquire a security linked to the reference asset described below. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

Reference Asset (TICKER)	Upside Participation Rate	Maximum Cap(1)	Issue Amount	Agent's Discount or Commission Per Note / Total (2)	Proceeds to Us Per Note / Total	CUSIP / ISIN	Final Valuation Date(3)	Maturity Date(4)
BERKSHIRE HATHAWAY INC. Class B Common Stock (BRK/B)	150%	[30.00% - 38.00%]	TBD	0.50% / TBD	99.50% / TBD	4042K0TV7/ [●]	December 23, 2011	December 29, 2011

(1) The maximum cap will be determined on the trade date.
(2) Agent's discount may vary but will be no more than the amount listed in "Agent's Discount or Commission per Note / Total," above.
(3) The final valuation date is subject to adjustment as described herein
(4) Expected. The maturity date will be 3 days after the final valuation date and is subject to adjustment as described herein.

- Principal Amount: $1,000 per note.
- Trade Date: [December 23, 2008]
- Pricing Date: [December 23, 2008]
- Original Issue Date: [December 29, 2008]
- Payment at Maturity: For each note, the cash settlement value.
- Cash Settlement Value: For each note, you will receive a cash payment on the maturity date that is based on the final return (as described below):

  - If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:

    (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and

    (ii) the product of (a) the principal amount multiplied by (b) the maximum cap;

  - If the final return is between 0.00% and -20.00%, inclusive, you will receive 100% of the principal amount; and

  - If the final return is less than -20.00%, you will lose 1.00% of the principal amount for each percentage point that the final return is below -20.00%. For example, if the final return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the principal amount.

- Final Return: The quotient, expressed as a percentage, of (i) the ending value minus the starting value divided by (ii) the starting value, expressed as a formula:

$$\left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}} \right)$$

- Starting Value: The official closing value of the reference asset as determined by the calculation agent on the pricing date.
- Ending Value: The official closing value of the reference asset as determined by the calculation agent on the final valuation date.
- Official Closing Value: The official closing value of one share of the reference asset on any scheduled trading day (as defined herein) between the pricing date and the final valuation date, inclusive, as determined by the calculation agent and displayed on Bloomberg Professional® service page <BRK/B UN> <EQUITY>.
- Form of notes: Book-Entry.
- Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document and page S-3 of the prospectus supplement.

The information in this free writing prospectus is not complete and may be changed. We may not sell these notes until the registration statement filed with the Securities and Exchange Commission is effective. This free writing prospectus is not an offer to sell these notes and it is not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.



HSBC SECURITIES (USA) INC.
December 2, 2008

SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of notes relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, and the prospectus addendum of December 12, 2007. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-5 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, for each note, we will pay you the cash settlement value, which is an amount in cash based on the final return, as described below:

- If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:

  (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and
  (ii) the product of (a) the principal amount multiplied by (b) the maximum cap;

- If the final return is between 0.00% and -20.00%, inclusive, you will receive the principal amount; and

- If the final return is less than -20.00%, you will lose 1.00% of the principal amount for each percentage point that the final return is below -20.00%. For example, if the final return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the principal amount.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Market Disruption Event

If the final valuation date is not a scheduled trading day then the final valuation date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day on which a market disruption event does not exist. If a market disruption event exists with respect to the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date, and the calculation agent will determine the ending value of the reference asset on that date in good faith and in its sole discretion using its estimate of the exchange traded price for the reference asset that would have prevailed but for that market disruption event. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date and no interest will be payable in respect of such postponement.

"Market disruption event" means, with respect to the reference asset, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

> (i) any suspension of or limitation imposed on trading by any relevant exchange or related exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by that relevant exchange or related exchange or otherwise, (a) relating to the reference asset or (b) in any futures or options contracts relating to the reference asset; or

> (ii) any event (other than an event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (a) to effect transactions in, or obtain market values for, the reference asset or (b) to effect transactions in, or obtain market values for, any futures or options contracts relating to the reference asset; or

> (iii) the closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time unless that earlier closing time is announced by that relevant exchange or related exchange at least one hour prior to the actual closing time for the regular trading session on that relevant exchange or related exchange on that scheduled trading day.

"Related exchange" means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the reference asset has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the reference asset on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to the reference asset are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the reference asset.

"Relevant exchange" means, with respect to the reference asset, any exchange on which shares of the reference asset trade.

"Scheduled closing time" means with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means, with respect to the reference asset, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦ You believe the price of the reference asset will increase moderately—meaning that you believe the price of the reference asset will increase over the term of the notes, but do not believe such increase is likely to exceed the maximum cap.

♦ You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -20.00%.

♦ You are willing to invest in the notes given that the return on the notes (as magnified by the upside participation rate) is subject to the maximum cap.

♦ You are willing to forego dividends paid on the reference asset.

♦ You do not seek current income from this investment.

♦ You do not seek an investment for which there is an active secondary market.

♦ You are willing to hold the notes to maturity.

The notes may not be suitable for you if:

♦ You believe the price of the reference asset will decrease over the term of the notes, or you believe the product of the final return of the reference asset multiplied by the upside participation rate will be greater than the maximum cap.

♦ You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -20.00%.

♦ You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.

♦ You prefer to receive the dividends paid on the reference asset.

♦ You seek current income from this investment.

♦ You are unable or unwilling to hold the notes to maturity.

♦ You seek an investment for which there will be an active secondary market.

♦ You seek an investment that is 100% principal protected.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the securities comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances"; and

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Fully Principal Protected and You May Lose Up to 80% of Your Initial Investment.

The notes are not fully principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the final return of the reference asset is below -20.00%. In that event, you will lose 1.00% of the principal amount for each percentage point that the final return is below -20.00%. Accordingly, you may lose up to 80.00% of your initial investment in the notes.

Your Gain on the Notes at Maturity, if any, May Not Reflect the Full Performance of the Reference Asset.

Your payment at maturity per note will not be greater than the amount equal to the principal amount plus the product of (i) the principal amount and (ii) the maximum cap. This means that the maximum possible return for each note is the maximum cap. Therefore, you may not have the benefit of full exposure to the positive performance of the reference asset if the product of the final return multiplied by the upside participation rate is greater than the maximum cap.

The Notes will not be Listed on any Securities Exchange or Quotation System.

One of our affiliates intends to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Risks Relating to the Reference Asset.

The notes are subject to the risks of any investment in common stocks, including the risk that the prices of the stocks may decline. Any of the following factors may have a negative effect on the value of the reference asset and thus adversely affect the trading value of the notes or the amount that you may receive at maturity. The following is a list of some of the significant risks associated with the reference asset:

- Historical performance of the reference asset does not indicate future performance of the reference asset. It is impossible to predict whether the value of the reference asset will rise or fall during the term of the notes; and

- The trading price of the reference asset will be influenced by political, economic, financial, market and other factors. It is impossible to predict what effect these factors will have on the value of the reference asset.

Uncertain Tax Treatment.

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that the U.S. holder has held the note for more than one year at such time for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations."

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference asset relative to its starting value. We cannot predict the ending value of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical starting value used in the illustrations below is not the actual starting value of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume the notes are held to maturity, a starting value of 3,000.00, a maximum cap of 34.00%, an upside participation rate of 150% and that if the final return is below -20.00%, investors will lose 1.00% of the principal amount of their notes for each percentage point that the final return is below -20.00%.

Example 1: The final return is positive over the term of the notes, and the product of the final return multiplied by the upside participation rate is greater than the maximum cap.

	Reference Asset
Starting Value	3,000.00
Ending Value	3,750.00
Final Return	25.00%
Final Return x Upside Participation Rate:	**37.50%**
Maximum Cap:	**34.00%**
Cash Settlement Value:	**$1,340.00**

Here, the final return is 25.00%.

Because the final return is greater than 0.00%, the cash settlement value equals the principal amount of the note plus the lesser of (1) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) 34.00%. Therefore, the notes would pay $1,340.00 at maturity.

Example 1 shows that you are assured the return of your principal investment when the ending value is greater than the starting value for the reference asset. Example 1 also illustrates that if the product of the final return multiplied by the upside participation rate exceeds the stated maximum cap, your return on the notes will be limited to the stated maximum cap.

Example 2: The final return is positive over the term of the notes, and the product of the final return multiplied by the upside participation rate is less than the maximum cap.

	Reference Asset
Starting Value	3,000.00
Ending Value	3,300.00
Final Return	10.00%
Final Return x Upside Participation Rate:	**15.00%**
Maximum Cap:	**34.00%**
Cash Settlement Value:	**$1,150.00**

Here, the final return is 10.00%.

Because the final return is greater than 0.00%, the cash settlement value equals the principal amount of the notes plus the lessor of (1) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 10.00% multiplied by 150.00%. Therefore, the notes would pay $1,150.00 at maturity.

Example 2 illustrates how a positive final return is magnified by the leverage provided by the upside participation rate until the maximum cap is reached.

Example 3: The final return is moderately negative over the term of the notes.

	Reference Asset
Starting Value	3,000.00
Ending Value	2,700.00
Final Return:	**-10.00%**
Cash Settlement Value:	**$1,000.00**

Here, the final return is -10.00%.

Because the final return is between 0.00% and -20.00%, inclusive, you will receive a cash settlement value equal to the principal amount of the notes. Accordingly, the cash settlement value in this example would equal $1,000.

Example 3 shows that you are assured the return of your principal investment where the level of the reference asset declines by no more than 20.00% over the term of the notes. Nonetheless, the receipt of only the principal amount at maturity may be less than the rate that you would have received from a conventional debt security.

Example 4: The final return is significantly negative over the term of the notes.

	Reference Asset
Starting Value	3,000.00
Ending Value	1,800.00
Final Return:	**-40.00%**
Cash Settlement Value:	**$800.00**

Here, the final return is -40.00%.

Because the final return is less than -20.00%, you would lose 1.00% of the principal amount of your notes for each percentage point that the final return is below -20.00%. Accordingly, at maturity, the cash settlement value would be equal to $800.00, and you would suffer a loss of 20.00% of your principal amount.

Example 4 shows that you may lose up to 80.00% of the principal amount of your notes if the final return is less than -20.00%.

Sensitivity Analysis – Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the final return) on a $10,000 investment in notes for a hypothetical range of performance for the final return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

- Principal Amount: $10,000

- Upside Participation Rate: 150.00%

- Maximum Cap   34.00%

Final Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	150.00%	34.00%	$13,400
90.00%	150.00%	34.00%	$13,400
80.00%	150.00%	34.00%	$13,400
70.00%	150.00%	34.00%	$13,400
60.00%	150.00%	34.00%	$13,400
50.00%	150.00%	34.00%	$13,400
40.00%	150.00%	34.00%	$13,400
30.00%	150.00%	34.00%	$13,400
20.00%	150.00%	30.00%	$13,000
10.00%	150.00%	15.00%	$11,500
5.00%	150.00%	7.50%	$10,750
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	0.00%	$10,000
-10.00%	N/A	0.00%	$10,000
-20.00%	N/A	0.00%	$10,000
-30.00%	N/A	-10.00%	$9,000
-40.00%	N/A	-20.00%	$8,000
-50.00%	N/A	-30.00%	$7,000
-60.00%	N/A	-40.00%	$6,000
-70.00%	N/A	-50.00%	$5,000
-80.00%	N/A	-60.00%	$4,000
-90.00%	N/A	-70.00%	$3,000
-100.00%	N/A	-80.00%	$2,000

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the value of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset. All disclosures contained in this free writing prospectus regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset contained in this free writing prospectus. You should make your own investigation into each reference asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The notes have not been passed on by the reference issuer of the reference asset as to their legality or suitability. The notes are not issued by and are not financial or legal obligations of the reference issuer of the reference asset. The reference issuer of the reference asset makes no warranties and bears no liabilities with respect to the notes. This document relates only to this offering and does not relate to any security of an underlying issuer.

Note that companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number provided below. In addition, information regarding such a company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the reference issuer of the reference asset with the SEC. In connection with this issuance of notes, neither we nor the agent has participated in the preparation of the above-described documents or made any due diligence inquiry with respect to the sponsors or issuers of the reference asset. Neither we nor any affiliate makes any representation that such publicly available documents or any other publicly available information regarding the sponsor or issuer of the reference asset is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading price of the reference asset (and therefore the price of such reference asset at the time we price the notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor or issuer of the reference asset could affect the value received at maturity with respect to the notes and therefore the price of the notes.

BERKSHIRE HATHAWAY INC.

According to publicly available information, Berkshire Hathaway Inc. ("Berkshire Hathaway") is a holding company owning subsidiaries engaged in a number of diverse business activities, including insurance businesses conducted on both a primary basis and a reinsurance basis. is a publicly owned investment manager. Through its subsidiaries, Berkshire Hathaway primarily engages in the insurance and reinsurance of property and casualty risks business. Berkshire Hathaway invests in the public equity markets of the United States and Canada. Berkshire Hathaway employs a value investing approach, investing across sectors.

Berkshire Hathaway's SEC file number is 001-14905.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intra-day prices, as well as end-of-quarter closing prices, of the reference asset for each quarter in the period from January 1, 2005 through September 30, 2008 and for the period from October 1, 2008 through December 1, 2008. The closing price of the reference asset on December 1, 2008 was 3,280.00. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the price of the reference asset will increase relative to the initial value during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	3067.00	2805.00	2856.00
June 30, 2005	2948.00	2733.00	2783.50
September 30, 2005	2847.90	2612.00	2731.00
December 30, 2005	3031.53	2728.00	2935.50
March 31, 2006	3013.00	2860.00	3012.00
June 30, 2006	3099.00	2839.00	3043.00
September 30, 2006	3238.00	2978.00	3174.00
December 31, 2006	3825.00	3165.00	3666.00
March 30, 2007	3690.00	3460.00	3640.00
June 29, 2007	3679.50	3538.00	3605.00
September 30, 2007	4000.00	3558.00	3952.00
December 31, 2007	5059.00	3949.00	4736.00
March 31, 2008	4858.00	4150.00	4472.90
June 30, 2008	4520.00	3980.00	4012.00
September 30, 2008	4595.00	3701.00	4395.00
October 1, 2008 through December 1, 2008	3700.00	2451.00	3280.00

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that the U.S. holder has held the note for more than one year at such time for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of certain securities (such as the notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital , and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the note prior to the receipt of payments under the note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the note could be subject to U.S. withholding tax in respect of a note. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" in the prospectus supplement.

MERGER EVENT AND TENDER OFFER

A "merger event" shall mean, in respect of a reference asset, any (i) reclassification or change of the shares of the reference asset that results in a transfer of or an irrevocable commitment to transfer all shares of the reference asset outstanding, (ii) consolidation, amalgamation or merger of the reference issuer with or into another entity (other than a consolidation, amalgamation or merger of the reference issuer with or into another entity and which does not result in any such reclassification or change of all shares of the reference asset outstanding) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the reference asset that results in a transfer of or an irrevocable commitment to transfer all shares of the reference asset (other than those shares of the reference asset owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the reference issuer or its subsidiaries with or into another entity in which the reference issuer is the continuing entity and which does not result in a reclassification or change of the shares of the reference asset outstanding but results in the outstanding shares of the reference asset (other than shares of the reference asset owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding shares of the reference asset immediately following that event, in each case if the approval date (as defined below) is on or before a final valuation date.

A "tender offer" shall mean, in respect of the voting shares of a reference issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the reference issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or tender offer occurs in respect of a reference asset and the shares of the reference asset are exchanged for new shares (with no other distributions of property in respect of the shares of the reference asset), and those new shares are publicly quoted, traded or listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market or their successors in interest, then the reference asset shall be adjusted to comprise the number of new shares to which a holder of one share of the reference asset immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The calculation agent shall also adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event and such new shares shall be deemed reference asset.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares referred to above) are made on the shares of the reference asset, in whole or in part, then the calculation agent shall accelerate the maturity date to the day which is five business days after the approval date (as defined below). On the maturity date, we shall pay to each holder of a note the payment at maturity, provided that for purposes of that calculation, the ending value of the reference asset will be deemed to be the value of all consideration received (or that would be received) in respect of that event, and the final valuation date will be deemed to be the approval date. In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the voting shares of the reference issuer, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day. In the case of an acceleration of the maturity of the notes, interest, if any, will be paid on the notes through and excluding the related date of accelerated payment.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect the reference asset in a manner that adversely affects the value of, and trading in, the notes. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the notes.

SHARE DELISTING, NATIONALIZATION, INSOLVENCY

A share delisting shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the final valuation date, the shares of a reference asset cease to be listed on the relevant exchange for those shares for any reason and are not immediately re-listed on a successor exchange which is the

New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market or a successor in interest (a "successor exchange"). If the reference asset is immediately re-listed on a successor exchange, then the reference asset shall continue to be deemed to be the reference asset.

A nationalization shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the final valuation date, all or substantially all of the assets of a reference issuer are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the final valuation date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving a reference issuer (i) any shares of the related reference asset are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the related reference asset become legally prohibited from transferring those shares.

If a nationalization, insolvency or share delisting occurs, the calculation agent shall accelerate the maturity date to the day which is five business days after the announcement date (as defined below). On the accelerated maturity date, the issuer shall pay to each noteholder the payment at maturity and for the purposes of that calculation, the ending value of the reference asset will be deemed to be the closing price on the scheduled trading day immediately prior to the announcement date. In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. The "announcement date" means (i) in the case of a nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the reference issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a delisting event, the day of the first public announcement by the relevant exchange that the shares of the reference asset will cease to trade or be publicly quoted on that exchange or the deposit agreement is terminated or (iii) in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency with respect to the reference issuer.

ADJUSTMENTS

Following the declaration by a reference issuer of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the reference asset and, if so, will make such calculations and adjustments to the terms of the note as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the notes:

(i) a subdivision, consolidation or reclassification of the shares of the reference asset (unless a merger event), or a free distribution or dividend of any shares of the reference asset to existing holders by way of bonus, capitalization or similar issue;

(ii) a distribution or dividend to existing holders of shares of the reference asset of (A) the reference asset, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the reference issuer equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(iii) an extraordinary dividend;

(iv) a call by the relevant reference issuer in respect of shares of the reference asset that are not fully paid;

(v) a repurchase by the reference issuer of shares of the reference asset whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(vi) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the reference asset.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in "Summary-Payment at Maturity" on page 2 of this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated final return. If a market disruption event exists with respect to the reference asset on that scheduled trading day, then the final valuation date for the reference asset will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

HSBC USA Inc.

$[●]

Equity Buffer Notes

December 2, 2008

FREE WRITING PROSPECTUS